Exhibit 99.1

FOR IMMEDIATE RELEASE	Tuesday October 22, 2013

(All amounts in U.S. dollars.

Per share information based on diluted

shares outstanding unless noted otherwise).

CELESTICA ANNOUNCES THIRD QUARTER 2013 FINANCIAL RESULTS

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced financial results for the third quarter ended September 30, 2013.

Third Quarter 2013 Highlights

•                  Revenue: $1.492 billion, within the range of our guidance of $1.425 to $1.525 billion (announced July 26, 2013), decreased 5% compared to the third quarter of 2012

•                  Revenue up 5% compared to the third quarter of 2012 after excluding revenue from BlackBerry Limited for the third quarter of 2012

•                  IFRS EPS: $0.31 per share, compared to $0.21 per share for the third quarter of 2012

•                  Adjusted EPS (non-IFRS): $0.22 per share, within the range of our guidance of $0.17 to $0.23 per share (announced July 26, 2013), compared to $0.26 per share for the third quarter of 2012

•                  Free cash flow (non-IFRS): $10.4 million, compared to $59.9 million for the third quarter of 2012

•                  Diversified end market: 26% of total revenue, increased from 21% of total revenue for the third quarter of 2012

•                  Repurchased 1.7 million subordinate voting shares for cancellation under our Normal Course Issuer Bid (NCIB)

“Celestica delivered a solid third quarter with revenue and adjusted EPS above the midpoint of our guidance range, driven by strong demand in our Communications and Storage end markets,” said Craig Muhlhauser, Celestica President and Chief Executive Officer.

“Through our relentless focus on operational excellence and continuous improvement, we have delivered sequential growth in our adjusted operating margin over the last two quarters, and we are targeting further margin expansion in the fourth quarter, despite a challenging demand environment.”

“We continue to win new business across all of our end markets and are successfully ramping new programs. We remain focused on disciplined cost management, strong operational execution and increasing our asset velocity to drive customer and shareholder value.”

more...

Third Quarter and Year-to-Date Summary

	Three months ended September 30		Nine months ended September 30
	2012	2013	2012	2013
Revenue (in millions)	$1,575.4	$1,491.9	$5,011.0	$4,359.4

IFRS net earnings (in millions) (i)	$43.7	$57.4	$110.5	$95.9
IFRS EPS(i)	$0.21	$0.31	$0.52	$0.52

Adjusted net earnings (non-IFRS) (in millions)(ii)	$54.8	$41.5	$155.5	$110.1
Adjusted EPS (non-IFRS)(ii)	$0.26	$0.22	$0.73	$0.59
Non-IFRS return on invested capital (ROIC)(ii)	20.0%	19.8%	22.2%	17.4%
Non-IFRS operating margin(ii)	3.3%	3.2%	3.3%	2.9%

i.              International Financial Reporting Standards (IFRS) net earnings for the third quarter of 2013 included an aggregate charge of $0.04 (pre-tax) per share for stock-based compensation, amortization of intangible assets (excluding computer software) and restructuring charges. This is slightly lower than the range we provided on July 26, 2013 of a charge between $0.05 and $0.10 per share.

ii.             Non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies using IFRS or other generally accepted accounting principles (GAAP). See Schedule 1 for non-IFRS definitions and a reconciliation of non-IFRS to IFRS measures (where a comparable IFRS measure exists).

End Markets by Quarter as a Percentage of Total Revenue

	2012					2013
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3
Communications	33%	32%	37%	37%	35%	40%	42%	45%
Consumer	23%	21%	15%	9%	18%	7%	7%	6%
Diversified (i)	19%	19%	21%	23%	20%	24%	25%	26%
Servers	15%	16%	14%	17%	15%	16%	14%	9%
Storage	10%	12%	13%	14%	12%	13%	12%	14%
Revenue (in billions)	$1.69	$1.74	$1.58	$1.50	$6.51	$1.37	$1.50	$1.49

i.      Our diversified end market is comprised of industrial, aerospace and defense, healthcare, solar, green technology, semiconductor equipment and other.

Restructuring Update

Due to our disengagement from BlackBerry Limited (BlackBerry), formerly Research In Motion Limited, in 2012 and in response to the continued challenging demand environment, we announced in 2012 restructuring actions throughout our global network intended to reduce our overall cost structure and improve our margin performance. We currently estimate the total restructuring charges to complete our planned actions to be at the high end of our previously announced range of $55 million to $65 million. Of this estimated amount, we have recorded restructuring charges of $54.5 million, comprised of $44.0 million in 2012 and $10.5 million in the first nine months of 2013, including net recoveries of $0.2 million in the third quarter of 2013 (third quarter of 2012 — restructuring charges of $8.3 million). We expect to complete substantially all of the planned restructuring actions by the end of 2013.

Normal Course Issuer Bid

During the third quarter of 2013, we paid $18.8 million, including transaction fees, to repurchase for cancellation 1.7 million subordinate voting shares under our NCIB, which was accepted by the Toronto Stock Exchange (TSX) in August 2013. The NCIB allows us to repurchase, until the earlier of August 6, 2014 or the completion of purchases under the bid, up to approximately 9.8 million subordinate voting shares (representing approximately 5.3% of our total subordinate voting and multiple voting shares outstanding) in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under the NCIB is reduced by the number of subordinate voting shares we purchase for equity-based compensation plans.

Fourth Quarter 2013 Outlook

For the fourth quarter ending December 31, 2013, we anticipate revenue to be in the range of $1.4 to $1.5 billion, and adjusted net earnings per share to be in the range of $0.20 to $0.26. We expect a negative $0.06 to $0.13 per share (pre-tax) aggregate impact on net earnings on an IFRS basis for the following items: stock-based compensation, amortization of intangible assets (excluding computer software) and restructuring charges.

Third Quarter Webcast

Management will host its third quarter results conference call today at 4:30 p.m. Eastern Daylight Time. The webcast can be accessed at www.celestica.com.

Supplementary Information

In addition to disclosing detailed results in accordance with IFRS, Celestica provides supplementary non-IFRS measures to consider in evaluating the company’s operating performance. Management uses adjusted net earnings and other non-IFRS measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors’ understanding of the core operating results of Celestica’s business; and to set management incentive targets. We believe investors use both IFRS and non-IFRS measures to assess past, current and future decisions associated with strategy and our allocation of capital, as well as to analyze how businesses operate in, or respond to, swings in economic cycles or to other events that impact core operations. See Schedule 1 - Supplementary Non-IFRS Measures.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome complex challenges. For further information about Celestica, visit our website at www.celestica.com. Our securities filings can also be accessed at www.sedar.com and www.sec.gov.

Safe Harbor and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth; trends in the electronics manufacturing services (EMS) industry; our financial or operational results including our quarterly revenue and earnings guidance; the impact of acquisitions and program wins or losses on our financial results and working capital requirements; anticipated expenses, restructuring charges, capital expenditures or benefits; our expected tax and litigation outcomes; our cash flows, financial targets and priorities; changes in our mix of revenue by end market; our ability to diversify and grow our customer base and develop new capabilities; the effect of the global economic environment on customer demand; and the number of subordinate voting shares and price thereof we repurchase under our NCIB. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, “project”, “potential”, “possible”, “contemplate”, “seek”, or similar expressions, or may employ such future or conditional verbs as “may”, “might”, “will”, “could”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.

Forward-looking statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such statements, including, among others, risks related to: our customers’ ability to compete and succeed in the marketplace with the products we manufacture; price and other competitive factors generally affecting the EMS industry; managing our operations and our working capital performance during uncertain economic conditions; responding to rapid changes in demand and changes in our customers’ outsourcing strategies, including the insourcing of programs; customer concentration and the challenges of diversifying our customer base and replacing revenue from lost programs or customer disengagements; changing commodity, material and component costs, as well as labor costs and conditions; disruptions to our operations, or those of our customers, component suppliers or logistics partners, including as a result of world or local events outside our control; retaining or expanding our business due to execution problems relating to the ramping of new programs; delays in the delivery and availability of components, services and materials; non-performance by counterparties; our financial exposure to foreign currency volatility; our dependence on industries affected by rapid technological change; managing our global operations; increasing income taxes, increased levels and scrutiny of tax audits globally, and defending our tax positions or meeting the conditions of tax incentives and credits; successfully implementing and completing our restructuring plans and integrating our acquisitions; computer viruses, malware, hacking attempts or outages that may disrupt our operations; any U.S. government shutdown or delay in the increase of the U.S. government debt ceiling; and compliance with applicable laws, regulations and social responsibility initiatives. These and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including our MD&A, our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission, and our Annual Information Form filed with the Canadian Securities Administrators.

Our revenue, earnings and other financial guidance, as contained in this press release, are based on various assumptions many of which involve factors that are beyond our control. The material assumptions include those related to the following: production schedules from our customers, which generally range from 30 to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success in the marketplace of our customers’ products; the stability of general economic and market conditions and currency exchange rates; our pricing, the competitive environment and contract terms and conditions; supplier performance, pricing and terms; compliance by third parties with their contractual obligations, the accuracy of their representations and warranties, and the performance of their covenants; components, materials, services, plant and capital equipment, labor, energy and transportation costs and availability; operational and financial matters including the extent, timing and costs of replacing revenue from lost programs or customer disengagements; technological developments; the timing and execution of our restructuring actions; and our ability to diversify our customer base and develop new capabilities. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contacts:

Celestica Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com

Schedule 1

Supplementary Non-IFRS Measures

Our non-IFRS measures herein include adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted selling, general and administrative expenses (SG&A), adjusted SG&A as a percentage of revenue, operating earnings (adjusted EBIAT), operating margin (adjusted EBIAT as a percentage of revenue), adjusted net earnings, adjusted net earnings per share, net invested capital, return on invested capital (ROIC), and free cash flow. In calculating these non-IFRS financial measures, management excludes the following items, as applicable: stock-based compensation, amortization of intangible assets (excluding computer software), restructuring and other charges, net of recoveries (most significantly restructuring charges), the write-down of goodwill, intangible assets and property, plant and equipment, and gains or losses related to the repurchase of shares or debt, net of tax adjustments, and significant deferred tax write-offs or recoveries.

We believe the non-IFRS measures we present herein are useful to investors, as they enable investors to evaluate and compare our results from operations and cash resources generated from our business in a more consistent manner (by excluding specific items we do not consider to be reflective of our ongoing operating results) and provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. The non-IFRS financial measures that can be reconciled to IFRS measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of the ordinary course of our ongoing operation of our business.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies using IFRS, or our North American competitors who report under U.S. GAAP and use non-U.S. GAAP measures to describe similar operating metrics. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS. The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS measures are nonetheless charges or credits that are recognized under IFRS and that have an economic impact on the company. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of the company’s performance, and reconciling non-IFRS results back to IFRS where a comparable IFRS measure exists.

The economic substance of these exclusions and management’s rationale for excluding these from non-IFRS financial measures is provided below:

Stock-based compensation, which represents the estimated fair value of stock options, restricted share units and performance share units granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude stock-based compensation from their core operating results, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do, including those competitors who use U.S. GAAP and non-U.S. GAAP measures to present similar metrics.

Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangibles varies among competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges.

Restructuring and other charges, net of recoveries, include costs relating to employee severance, lease terminations, facility closings and consolidations, write-downs of owned property and equipment which are no longer used and are available for sale, reductions in infrastructure and acquisition-related transaction costs. We exclude restructuring and other charges, net of recoveries, because they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities.  We believe this exclusion permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.

Impairment charges, which consist of non-cash charges against goodwill, intangible assets and property, plant and equipment, result primarily when the carrying value of these assets exceeds their fair value. Our competitors may record impairment charges at different times and excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.

Gains or losses related to the repurchase of shares or debt are excluded as these gains or losses do not impact core operating performance and vary significantly among those of our competitors who also generally exclude these charges or recoveries in assessing operating performance.

Significant deferred tax write-offs or recoveries are excluded as these write-offs or recoveries do not impact core operating performance and vary significantly among those of our competitors who also generally exclude these charges or recoveries in assessing operating performance.

The following table sets forth, for the periods indicated, various non-IFRS measures, and a reconciliation of IFRS to non-IFRS measures, where applicable (in millions, except percentages and per share amounts):

	Three months ended September 30				Nine months ended September 30
	2012		2013		2012		2013
		% of revenue		% of revenue		% of revenue		% of revenue
Revenue	$1,575.4		$1,491.9		$5,011.0		$4,359.4

IFRS gross profit	$109.4	6.9%	$103.3	6.9%	$338.6	6.8%	$285.9	6.6%
Stock-based compensation	4.2		3.1		10.5		9.4
Non-IFRS adjusted gross profit	$113.6	7.2%	$106.4	7.1%	$349.1	7.0%	$295.3	6.8%

IFRS SG&A	$62.4	4.0%	$56.8	3.8%	$182.3	3.6%	$166.1	3.8%
Stock-based compensation	(6.5)		(3.4)		(17.3)		(13.2)
Non-IFRS adjusted SG&A	$55.9	3.5%	$53.4	3.6%	$165.0	3.3%	$152.9	3.5%

IFRS earnings before income taxes	$30.4		$63.2		$109.7		$109.9
Finance costs	0.7		0.6		2.5		2.1
Stock-based compensation	10.7		6.5		27.8		22.6
Amortization of intangible assets (excluding computer software)	1.0		1.6		2.6		4.9
Restructuring and other charges (recoveries)	8.9		(24.2)		25.0		(13.5)
Non-IFRS operating earnings (adjusted EBIAT) (1)	$51.7	3.3%	$47.7	3.2%	$167.6	3.3%	$126.0	2.9%

IFRS net earnings	$43.7	2.8%	$57.4	3.8%	$110.5	2.2%	$95.9	2.2%
Stock-based compensation	10.7		6.5		27.8		22.6
Amortization of intangible assets (excluding computer software)	1.0		1.6		2.6		4.9
Restructuring and other charges (recoveries)	8.9		(24.2)		25.0		(13.5)
Adjustments for taxes (2)	(9.5)		0.2		(10.4)		0.2
Non-IFRS adjusted net earnings	$54.8	3.5%	$41.5	2.8%	$155.5	3.1%	$110.1	2.5%

Diluted EPS
Weighted average # of shares (in millions)	208.8		186.4		212.9		185.7
IFRS earnings per share	$0.21		$0.31		$0.52		$0.52
Non-IFRS adjusted net earnings per share	$0.26		$0.22		$0.73		$0.59
# of shares outstanding (in millions)	205.1		182.9		205.1		182.9

IFRS cash provided by operations	$84.7		$27.4		$207.8		$118.9
Purchase of property, plant and equipment, net of sales proceeds	(23.8)		(16.4)		(83.6)		(42.4)
Finance costs paid	(1.0)		(0.6)		(3.0)		(2.1)
Non-IFRS free cash flow (3)	$59.9		$10.4		$121.2		$74.4

ROIC % (4)	20.0%		19.8%		22.2%		17.4%

(1)          Adjusted EBIAT is defined as earnings before interest, amortization of intangible assets (excluding computer software) and income taxes.  Adjusted EBIAT also excludes stock-based compensation, restructuring and other charges, net of recoveries, gains or losses related to the repurchase of shares or debt, and impairment charges.

(2)         The adjustments for taxes, as applicable, represent the tax effects on the non-IFRS adjustments and significant deferred tax write-offs or recoveries that do not impact our core operating performance.

(3)         Management uses free cash flow as a measure, in addition to cash flow from operations, to assess operational cash flow performance. We believe free cash flow provides another level of transparency to our liquidity as it represents cash generated from or used in operating activities after the purchase of property, plant and equipment (net of proceeds from sale of certain surplus equipment and property) and finance costs paid.

(4)     Management uses ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers. Our ROIC measure includes operating margin, working capital management and asset utilization. ROIC is calculated by dividing adjusted EBIAT by average net invested capital. Net invested capital (calculated in the table below) is a non-IFRS measure and consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a four-point average to calculate average net invested capital for the nine-month period. There is no comparable measure under IFRS.

The following table sets forth, for the periods indicated, our calculation of ROIC % (in millions, except ROIC %):

	Three months ended September 30		Nine months ended September 30
	2012	2013	2012	2013
Non-IFRS operating earnings (adjusted EBIAT)	$51.7	$47.7	$167.6	$126.0
Multiplier	4	4	1.333	1.333
Annualized adjusted EBIAT	$206.8	$190.8	$223.4	$168.0

Average net invested capital for the period	$1,033.1	$963.7	$1,005.3	$964.5

ROIC % (1)	20.0%	19.8%	22.2%	17.4%

	December 31 2012	March 31 2013	June 30 2013	September 30 2013
Net invested capital consists of:
Total assets	$2,658.8	$2,643.4	$2,705.5	$2,714.4
Less: cash	550.5	531.3	553.5	546.8
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,143.9	1,145.7	1,214.8	1,177.5
Net invested capital by quarter (1)	$964.4	$966.4	$937.2	$990.1

	December 31 2011	March 31 2012	June 30 2012	September 30 2012
Net invested capital consists of:
Total assets	$2,969.6	$2,955.4	$2,951.2	$2,885.5
Less: cash	658.9	646.7	630.6	598.2
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,346.6	1,317.8	1,332.1	1,209.6
Net invested capital by quarter (1)	$964.1	$990.9	$988.5	$1,077.7

(1)     Management uses ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers. Our ROIC measure includes operating margin, working capital management and asset utilization. ROIC is calculated by dividing adjusted EBIAT by average net invested capital. Net invested capital is a non-IFRS measure and consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a four-point average to calculate average net invested capital for the nine-month period. There is no comparable measure under IFRS.

GUIDANCE SUMMARY

	Q3 2013 Guidance	Q3 2013 Actual	Q4 2013 Guidance (1)
Revenue (in billions)	$1.425 to $1.525	$1.492	$1.400 to $1.500
Adjusted EPS (diluted)	$0.17 to $0.23	$0.22	$0.20 to $0.26

(1)  We expect a negative $0.06 to $0.13 per share (diluted) pre-tax aggregate impact on net earnings on an IFRS basis for the following recurring items: stock-based compensation, amortization of intangible assets (excluding computer software) and restructuring charges.

CELESTICA INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

(unaudited)

	January 1 2012	December 31 2012	September 30 2013
Assets
Current assets:
Cash and cash equivalents (note 11)	$658.9	$550.5	$546.8
Accounts receivable (note 5)	810.8	700.5	653.4
Inventories (note 6)	880.7	745.7	881.8
Income taxes receivable	9.1	13.8	13.6
Assets classified as held-for-sale	32.1	30.8	30.6
Other current assets	71.0	69.4	63.7
Total current assets	2,462.6	2,110.7	2,189.9

Property, plant and equipment	322.7	337.0	319.5
Goodwill	48.0	60.3	60.3
Intangible assets	35.5	53.0	45.9
Deferred income taxes	41.4	36.6	39.2
Other non-current assets	59.4	61.2	59.6
Total assets	$2,969.6	$2,658.8	$2,714.4

Liabilities and Equity
Current liabilities:
Borrowings under credit facilities (note 7)	$—	$55.0	$—
Accounts payable	1,002.6	831.6	856.6
Accrued and other current liabilities	268.7	243.7	259.0
Income taxes payable	39.0	37.8	38.9
Current portion of provisions	36.3	30.8	23.0
Total current liabilities	1,346.6	1,198.9	1,177.5

Pension and non-pension post-employment benefit obligations (note 2)	113.8	110.2	107.9
Provisions and other non-current liabilities	11.1	13.5	15.0
Deferred income taxes	27.6	13.5	12.8
Total liabilities	1,499.1	1,336.1	1,313.2

Equity:
Capital stock (note 8)	3,348.0	2,774.7	2,750.1
Treasury stock (note 8)	(37.9)	(18.3)	(11.8)
Contributed surplus	369.5	653.2	664.4
Deficit (note 2)	(2,196.8)	(2,091.0)	(1,995.1)
Accumulated other comprehensive income (loss)	(12.3)	4.1	(6.4)
Total equity	1,470.5	1,322.7	1,401.2
Total liabilities and equity	$2,969.6	$2,658.8	$2,714.4

Contingencies (note 12)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2012	2013	2012	2013
Revenue	$1,575.4	$1,491.9	$5,011.0	$4,359.4
Cost of sales (note 6)	1,466.0	1,388.6	4,672.4	4,073.5
Gross profit	109.4	103.3	338.6	285.9
Selling, general and administrative expenses (SG&A)	62.4	56.8	182.3	166.1
Research and development	4.3	4.2	11.5	11.9
Amortization of intangible assets	2.7	2.7	7.6	9.4
Other charges (recoveries) (note 9)	8.9	(24.2)	25.0	(13.5)
Earnings from operations	31.1	63.8	112.2	112.0
Finance costs	0.7	0.6	2.5	2.1
Earnings before income taxes	30.4	63.2	109.7	109.9
Income tax expense (recovery) (note 10):
Current	(5.1)	7.3	3.4	17.5
Deferred	(8.2)	(1.5)	(4.2)	(3.5)
	(13.3)	5.8	(0.8)	14.0
Net earnings for the period	$43.7	$57.4	$110.5	$95.9

Basic earnings per share	$0.21	$0.31	$0.52	$0.52

Diluted earnings per share	$0.21	$0.31	$0.52	$0.52

Shares used in computing per share amounts (in millions):
Basic	207.0	184.0	211.0	183.9
Diluted	208.8	186.4	212.9	185.7

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2012	2013	2012	2013
Net earnings for the period	$43.7	$57.4	$110.5	$95.9
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations (a)	2.5	1.6	(0.2)	(2.3)
Changes from derivatives designated as hedges (a)	12.2	0.4	16.2	(8.2)
Total comprehensive income for the period	$58.4	$59.4	$126.5	$85.4

(a) Amounts may be reclassified to net earnings in subsequent periods.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

(unaudited)

	Capital stock (note 8)	Treasury stock (note 8)	Contributed surplus	Deficit (note 2)	Accumulated other comprehensive income (loss) (a)	Total equity
Balance — January 1, 2012, as previously reported	$3,348.0	$(37.9)	$369.5	$(2,203.5)	$(12.3)	$1,463.8
Impact of change in accounting policy (note 2)	—	—	—	6.7	—	6.7
Restated balance at January 1, 2012	3,348.0	(37.9)	369.5	(2,196.8)	(12.3)	1,470.5
Capital transactions (note 8):
Issuance of capital stock	17.7	—	(10.6)	—	—	7.1
Repurchase of capital stock for cancellation	(220.8)	—	107.0	—	—	(113.8)
Purchase of treasury stock	—	(3.8)	—	—	—	(3.8)
Stock-based compensation and other	—	41.1	(12.0)	—	—	29.1
Total comprehensive income:
Net earnings for the period	—	—	—	110.5	—	110.5
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations	—	—	—	—	(0.2)	(0.2)
Changes from derivatives designated as hedges	—	—	—	—	16.2	16.2
Balance — September 30, 2012	$3,144.9	$(0.6)	$453.9	$(2,086.3)	$3.7	$1,515.6

Balance — January 1, 2013, as previously reported	$2,774.7	$(18.3)	$653.2	$(2,097.0)	$4.1	$1,316.7
Impact of change in accounting policy (note 2)	—	—	—	6.0	—	6.0
Restated balance at January 1, 2013	2,774.7	(18.3)	653.2	(2,091.0)	4.1	1,322.7
Capital transactions (note 8):
Issuance of capital stock	15.6	—	(9.5)	—	—	6.1
Repurchase of capital stock for cancellation	(40.2)	—	13.4	—	—	(26.8)
Purchase of treasury stock	—	(10.4)	—	—	—	(10.4)
Stock-based compensation and other	—	16.9	7.3	—	—	24.2
Total comprehensive income:
Net earnings for the period	—	—	—	95.9	—	95.9
Other comprehensive loss, net of tax:
Currency translation differences for foreign operations	—	—	—	—	(2.3)	(2.3)
Changes from derivatives designated as hedges	—	—	—	—	(8.2)	(8.2)
Balance — September 30, 2013	$2,750.1	$(11.8)	$664.4	$(1,995.1)	$(6.4)	$1,401.2

(a)  Accumulated other comprehensive income (loss) is net of tax.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2012	2013	2012	2013
Cash provided by (used in):
Operating activities:
Net earnings for the period	$43.7	$57.4	$110.5	$95.9
Adjustments for items not affecting cash:
Depreciation and amortization	21.1	17.2	60.8	54.8
Equity-settled stock-based compensation	10.7	6.5	27.8	22.6
Other charges (recoveries) (note 9)	0.2	(0.2)	11.9	0.7
Finance costs	0.7	0.6	2.5	2.1
Income tax expense (recovery)	(13.3)	5.8	(0.8)	14.0
Other	(8.8)	1.1	(5.5)	(0.3)
Changes in non-cash working capital items:
Accounts receivable	51.9	25.1	39.7	47.1
Inventories	85.4	(40.7)	86.3	(136.1)
Other current assets	(0.3)	(1.9)	5.7	3.7
Accounts payable, accrued and other current liabilities and provisions	(103.8)	(41.3)	(119.8)	29.0
Non-cash working capital changes	33.2	(58.8)	11.9	(56.3)
Net income taxes paid	(2.8)	(2.2)	(11.3)	(14.6)
Net cash provided by operating activities	84.7	27.4	207.8	118.9

Investing activities:
Acquisitions, net of cash acquired (note 3)	(71.4)	—	(71.4)	—
Purchase of computer software and property, plant and equipment	(25.8)	(16.6)	(88.6)	(45.3)
Proceeds from sale of assets	2.0	0.2	5.0	2.9
Net cash used in investing activities	(95.2)	(16.4)	(155.0)	(42.4)

Financing activities:
Repayment under credit facilities (note 7)	—	—	—	(55.0)
Issuance of capital stock (note 8)	0.3	1.7	7.1	6.1
Repurchase of capital stock for cancellation (note 8)	(21.2)	(18.8)	(113.8)	(18.8)
Purchase of treasury stock (note 8)	—	—	(3.8)	(10.4)
Finance costs paid	(1.0)	(0.6)	(3.0)	(2.1)
Net cash used in financing activities	(21.9)	(17.7)	(113.5)	(80.2)

Net decrease in cash and cash equivalents	(32.4)	(6.7)	(60.7)	(3.7)
Cash and cash equivalents, beginning of period	630.6	553.5	658.9	550.5
Cash and cash equivalents, end of period	$598.2	$546.8	$598.2	$546.8

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Canada with its corporate headquarters located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7.  Celestica is a publicly listed company on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Celestica delivers innovative supply chain solutions globally to customers in the Communications (comprised of enterprise communications and telecommunications), Consumer, Diversified (comprised of industrial, aerospace and defense, healthcare, solar, green technology, semiconductor equipment and other), and Enterprise Computing (comprised of servers and storage) end markets. Our product lifecycle offerings include a range of services to our customers including design, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS). These unaudited interim condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at September 30, 2013 and our financial performance, comprehensive income and cash flows for the three and nine months ended September 30, 2013.

The unaudited interim condensed consolidated financial statements were authorized for issuance by our board of directors on October 22, 2013.

Functional and presentation currency:

These unaudited interim condensed consolidated financial statements are presented in U.S. dollars, which is also our functional currency. All financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management.  Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

Key sources of estimation uncertainty and judgment: We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes;  the amount of our restructuring charges or recoveries;  the measurement of the recoverable amount of our cash generating units (CGUs), which we define as a group of assets that cannot be tested individually and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets; our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, stock-based compensation, provisions and contingencies; and the allocation of our purchase price and other valuations we use in our business acquisitions. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, in particular, the recoverable amount used in our impairment testing of our non-financial assets, and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

We have applied significant judgment to the following areas: the determination of our CGUs and whether events or changes in circumstances during the period are indicators that a review for impairment should be conducted; and the timing of the recognition of charges or recoveries associated with our restructuring actions.

These unaudited interim condensed consolidated financial statements are based upon accounting policies and estimates consistent with those used and described in note 2 of our 2012 annual consolidated financial statements, except for the recently adopted accounting pronouncements discussed below. There have been no material changes to our significant accounting estimates and assumptions or the judgments affecting the application of such estimates and assumptions during the third quarter of 2013 from those described in the notes to our 2012 annual consolidated financial statements.

Recently adopted accounting pronouncements:

Effective January 1, 2013, we adopted the following new or amended accounting standards as issued by the IASB: IFRS 10 (Consolidated Financial Statements), IFRS 11 (Joint Arrangements), IFRS 12 (Disclosure of Interests in Other Entities) and IFRS 13 (Fair Value Measurement), and the amendments to IAS 1 (Presentation of Financial Statements) and IFRS 7 (Financial Instruments - Disclosures). The adoption of these standards and amendments did not have a material impact on our unaudited interim condensed consolidated financial statements.

Effective January 1, 2013, we adopted the amendment to IAS 19 (Employee Benefits) issued by the IASB, which requires a retroactive restatement of prior periods. As of January 1, 2012, we had $6.7 of unrecognized past service credits that we had been amortizing to operations on a straight-line basis over the vesting period. Upon retroactive adoption of this amendment, we recognized these past service credits on our balance sheet and decreased our post-employment benefit obligations and our deficit by $6.7 as of January 1, 2012 (December 31, 2012 — $6.0). The impact on our net earnings for 2012 and for the first nine months of 2013 was not significant. Under this amendment, we continue to recognize actuarial gains or losses on plan assets or obligations through other comprehensive income and to reclassify the amounts to deficit.

3.             RECENT ACQUISITION

In September 2012, we completed the acquisition of D&H Manufacturing Company (D&H), a manufacturer of precision machined components and assemblies based in California, U.S.A. D&H provides manufacturing and engineering services, coupled with dedicated capacity and equipment for prototype and quick-turn support, to some of the world’s leading semiconductor capital equipment manufacturers. The final purchase price was $71.0, net of cash acquired, which we financed from cash on hand. On the acquisition date, we recorded $26.4 in goodwill and $24.0 in customer intangible assets. We expensed $0.9 in acquisition-related transaction costs during 2012 in other charges in our condensed consolidated statement of operations.

4.             SEGMENT AND CUSTOMER REPORTING

End markets:

The following table indicates revenue by end market as a percentage of total revenue. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: seasonality of business, the mix and complexity of the products or services we provide, the extent, timing and rate of new program wins, follow-on business or program losses, the phasing in or out of programs, the success in the marketplace of our customers’ products, and changes in customer demand. We expect that the pace of technological change, the frequency of customers transferring business among EMS competitors and the level of outsourcing by customers (including decisions on insourcing), and the dynamics of the global economy will also continue to impact our business from period-to-period.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2012	2013	2012	2013
Communications	37%	45%	34%	42%
Consumer	15%	6%	20%	7%
Diversified	21%	26%	20%	25%
Servers	14%	9%	15%	13%
Storage	13%	14%	11%	13%

Customers:

For the third quarter and first nine months of 2013, we had two customers and one customer, respectively, that represented more than 10% of total revenue (third quarter and first nine months of 2012 — one customer and two customers, respectively). We completed our manufacturing services for BlackBerry Limited (BlackBerry), formerly Research In Motion Limited, in 2012, with minimal revenue by the fourth quarter of 2012. Our revenue from BlackBerry in the first nine months of 2013 was nil (third quarter and first nine months of 2012 — 10% and 15% of total revenue, respectively). For the full year 2012, BlackBerry accounted for 12% of total revenue.

5.             ACCOUNTS RECEIVABLE

In November 2012, we entered into an agreement to sell up to $375.0 in accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. In June 2013, we amended the agreement to increase its capacity to $400.0. Both banks had a Standard and Poor’s long-term rating of A or above and short-term rating of A-1 at September 30, 2013. This agreement can be terminated at any time by the banks or us. At September 30, 2013, we had sold $50.0 of accounts receivable under this facility (December 31, 2012 — $50.0). The accounts receivable sold are removed from our consolidated balance sheet and reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the accounts receivable to the banks. We continue to collect cash from our customers and remit the cash to the banks when collected. We pay interest and fees which we record in finance costs in our condensed consolidated statement of operations.

6.             INVENTORIES

We record our inventory provisions and valuation recoveries through cost of sales. We record inventory provisions to reflect changes in the value of our inventory to net realizable value, and valuation recoveries primarily to reflect realized gains on the disposition of inventory previously written down. We recorded net inventory provisions of $1.2 and $8.2, respectively, for the third quarter and first nine months of 2013 (third quarter and first nine months of 2012 — $3.4 and $4.2, respectively). We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance.

7.             CREDIT FACILITIES

We have a $400.0 revolving credit facility that matures in January 2015. We are required to comply with certain restrictive covenants including those relating to debt incurrence, the sale of assets, a change of control and certain financial covenants related to indebtedness, interest coverage and liquidity. Certain of our assets are pledged as security for borrowings under this facility. The facility includes a $25.0 swing line that provides for short-term borrowings up to a maximum of seven days. The credit facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions).

Borrowings under this facility bear interest at LIBOR or Prime rate for the period of the draw plus a margin. These borrowings have historically been outstanding for fewer than 90 days. In December 2012, we completed a substantial issuer bid (SIB) to repurchase for cancellation $175.0 of our subordinate voting shares, which we funded in part through this credit facility. See note 8. At September 30, 2013, there were no amounts outstanding under this facility (December 31, 2012 — $55.0 outstanding), and we were in compliance with all covenants. Commitment fees paid in the third quarter and first nine months of 2013 were $0.5 and $1.5, respectively. At September 30, 2013, we had $30.7 (December 31, 2012 — $31.1) outstanding in letters of credit under this facility.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

We also have uncommitted bank overdraft facilities available for intraday and overnight operating requirements which totaled $70.0 at September 30, 2013. There were no amounts outstanding under these overdraft facilities at September 30, 2013 (December 31, 2012— no amounts outstanding).

The amounts we borrow and repay under these facilities can vary significantly from month-to-month depending upon our working capital and other cash requirements.

8.             CAPITAL STOCK

In the fourth quarter of 2012, we completed an SIB and repurchased for cancellation 22.4 million subordinate voting shares for $175.0. We funded the share repurchases using a combination of cash on hand and cash drawn from our revolving credit facility. See note 7.

A Normal Course Issuer Bid (NCIB) that allowed us to repurchase up to 16.2 million subordinate voting shares in the open market expired in February 2013. During 2013, we did not repurchase any subordinate voting shares for cancellation under this NCIB. During the third quarter and first nine months of 2012, we paid $21.2 and $113.8 (including transaction fees), respectively, to repurchase for cancellation 2.7 million and 13.3 million subordinate voting shares, respectively, under this NCIB (full year 2012 — paid $113.8 for 13.3 million shares). The maximum number of subordinate voting shares we were permitted to repurchase for cancellation under this NCIB was reduced by the number of subordinate voting shares we purchased for equity-based compensation plans.

On August 2, 2013, we received approval from the TSX to launch a new NCIB. This NCIB allows us to repurchase, at our discretion, until the earlier of August 6, 2014 or the completion of purchases under the NCIB, up to approximately 9.8 million subordinate voting shares (representing approximately 5.3% of our total subordinate voting shares and multiple voting shares) in the open market, subject to the normal terms and limitations of such bids. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under the NCIB is reduced by the number of subordinate voting shares we purchase for equity-based compensation plans. In September 2013, we entered into an Automatic Share Purchase Plan (ASPP) with a broker that allows the broker to purchase, on our behalf, up to approximately 1.1 million of our subordinate voting shares (for cancellation under the NCIB) at any time through October 24, 2013, including during any applicable trading blackout periods. During the third quarter of 2013, we paid $18.8, including transaction fees, to repurchase for cancellation 1.7 million subordinate voting shares, including 0.4 million shares purchased under the ASPP, at a weighted average price of $10.96 per share.  At September 30, 2013, we also recorded a liability of $8.0, representing the estimated cash required to repurchase the remaining 0.7 million subordinate voting shares available for purchase under the ASPP.

We grant share unit awards to employees under our equity-based compensation plans. We have the option to satisfy the delivery of shares upon vesting of the awards by purchasing subordinate voting shares in the open market or by settling in cash. Under one of these plans, we also have the option to satisfy the delivery of shares by issuing new subordinate voting shares from treasury, subject to certain limits. From time-to-time, we pay cash for the purchase by a trustee of subordinate voting shares in the open market to satisfy the delivery of shares upon vesting of awards. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the plans. During the first nine months of 2013, we paid $10.4, including transaction fees, for the trustee’s purchase of 1.05 million subordinate voting shares (first nine months of 2012 — $3.8 paid for 0.4 million subordinate voting shares) in the open market for our equity-based compensation plans. During the third quarters of 2013 and 2012, we did not purchase any subordinate voting shares for our equity-based compensation plans. At September 30, 2013, the trustee held 1.3 million subordinate voting shares with a value of $11.8. At December 31, 2012, the trustee held 0.8 million subordinate voting shares with a value of $6.4, and $11.9 in cash, representing the estimated amount of cash required to complete the purchase of our subordinate voting shares under a previous ASPP.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

The following table outlines the activities for equity-based awards for the nine months ended September 30, 2013:

Number of awards (in millions)	Options (iii)	RSUs	PSUs (i)

Outstanding at December 31, 2012	6.0	3.4	4.8
Granted (i)	1.0	2.2	2.1
Exercised or settled (ii)	(1.1)	(1.4)	(1.3)
Forfeited/expired	(0.4)	(0.1)	(0.2)
Outstanding at September 30, 2013	5.5	4.1	5.4

Weighted-average grant date fair value of options and share units granted	$3.73	$8.28	$8.74

(i)

During the first quarter of 2013, we granted 2.1 million performance share units (PSUs), of which 60% vest based on the achievement of a market performance condition tied to Total Shareholder Return (TSR) and 40% vest based on a non-market performance condition. See note 2(n) of our 2012 annual consolidated financial statements for a description of TSR. We estimated the grant date fair value of the TSR-based portion of PSUs using a Monte Carlo simulation model. The fair value of the balance of the PSUs is based on the market value of our subordinate voting shares at the time of grant. We expect to settle these awards with subordinate voting shares purchased in the open market. The number of PSUs that will actually vest will vary from 0% to 200% depending on the achievement of pre-determined performance goals and financial targets. The number of PSUs above represents the maximum payout at 200%. During the first quarter of 2012, we granted 2.4 million PSUs, all of which vest based on the achievement of a market performance condition tied to TSR. We granted no PSU awards in the second or the third quarter of 2013 or in the same periods of 2012.

(ii)

During the third quarter and first nine months of 2013, we received cash proceeds of $1.7 and $6.1, respectively (third quarter and first nine months of 2012 — $0.3 and $7.1, respectively) relating to the exercise of stock options.

(iii)

We estimated the grant date fair value of options using the Black-Scholes option pricing model. The estimates we use in the pricing model include the following: expected price volatility of our subordinate voting shares, weighted average expected life of the option, expected dividends, and the risk-free interest rate.

For the third quarter and first nine months of 2013, stock-based compensation expense was $6.5 and $22.6, respectively (third quarter and first nine months of 2012 — $10.7 and $27.8, respectively). The amount of our stock-based compensation expense varies from period-to-period. The portion of our expense that relates to performance-based compensation generally varies depending on the level of achievement of pre-determined performance goals and financial targets.

9.             OTHER CHARGES (RECOVERIES)

	Three months ended September 30		Nine months ended September 30
	2012	2013	2012	2013
Restructuring (a)	$8.3	$(0.2)	$27.3	$10.5
Other (b)	0.6	(24.0)	(2.3)	(24.0)
	$8.9	$(24.2)	$25.0	$(13.5)

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

(a)        Restructuring:

Our restructuring charges (recoveries) are comprised of the following:

	Three months ended September 30		Nine months ended September 30
	2012	2013	2012	2013
Cash charges	$7.9	$—	$12.3	$9.8
Non-cash charges (recoveries)	0.4	(0.2)	15.0	0.7
	$8.3	$(0.2)	$27.3	$10.5

In June 2012, we announced that we would wind down our manufacturing services for BlackBerry. We completed our manufacturing services for BlackBerry and the related transition activities in 2012. Due to our disengagement from BlackBerry in 2012 and in response to the continued challenging demand environment, we also announced restructuring actions throughout our global network intended to reduce our overall cost structure and improve our margin performance. In connection with these plans, we recorded restructuring charges of $10.5 in the first nine months of 2013, including net recoveries of $0.2 in the third quarter of 2013 (third quarter of 2012 — restructuring charges of $8.3; first nine months of 2012 — restructuring charges of $27.3; full year 2012 — restructuring charges of $44.0). During the first nine months of 2013, we recorded cash charges primarily related to employee termination costs for actions taken throughout our global network. During the third quarter and first nine months of 2012, we recorded cash charges primarily related to employee termination costs for our BlackBerry operations and non-cash charges to write down the BlackBerry-related equipment to recoverable amounts. Our cash charges for the first nine months of 2012 included recoveries of $3.0, primarily to reflect a reversal of charges related to the early settlement of one facility lease.

The recognition of our restructuring charges required us to make certain judgments and estimates regarding the nature, timing and amounts associated with the restructuring actions. Our major assumptions included the timing and number of employees to be terminated, the measurement of termination costs, and the timing of disposition and estimated fair values used for assets available for sale. We developed a detailed plan and have recorded termination costs for employees informed of their termination. We engaged independent brokers to determine the estimated fair values less costs to sell for assets we no longer used and which were available for sale. We recognized an impairment loss for assets whose carrying amount exceeded the fair values less costs to sell as determined by the third-party brokers. We also recorded adjustments to reflect actual proceeds on disposition of these assets. At the end of each reporting period, we evaluate the appropriateness of our restructuring charges and balances. Further adjustments may be required to reflect actual experience or changes in estimates.

At September 30, 2013, our restructuring provision was $7.0 (December 31, 2012 — $14.8), comprised primarily of employee termination costs which we expect to pay by the end of 2013.

(b)        Other:

In July 2013, in connection with the settlement of class action lawsuits in which we were a plaintiff, we received recoveries of damages in the amount of $24.0 related to certain purchases we made in prior periods. We recorded these recoveries in other charges (recoveries) in our condensed consolidated statement of operations in the third quarter of 2013. During the first nine months of 2012, we released our provision of $3.2 related to the estimated fair value of contingent consideration for a prior acquisition and recorded the recovery in other charges and we recorded transaction costs of $0.9 related to the D&H acquisition in other charges. See note 3.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

10.         INCOME TAXES

Our effective income tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower tax jurisdictions within Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized.  Our effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, and changes in our provisions related to tax uncertainties.

See note 12 regarding income tax contingencies.

11.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, and derivatives. We record the majority of our financial liabilities at amortized cost except for derivative liabilities, which we measure at fair value. We classify our term deposits as held-to-maturity. We record our short-term investments in money market funds at fair value, with changes recognized in our consolidated statement of operations.

We classify the financial assets and liabilities that we measure at fair value based on the inputs used to determine fair value at the measurement date. See note 20 of our 2012 annual consolidated financial statements for details of the input levels used and our fair value hierarchy at December 31, 2012. There have been no significant changes to the source of our inputs since December 31, 2012.

Cash and cash equivalents are comprised of the following:

	December 31 2012	September 30 2013
Cash	$265.3	$299.3
Cash equivalents	285.2	247.5
	$550.5	$546.8

Our current portfolio consists of bank deposits and certain money market funds that hold primarily U.S. government securities. The majority of our cash and cash equivalents is held with financial institutions each of which had at September 30, 2013 a Standard and Poor’s short-term rating of A-1 or above.

Currency risk:

Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our subsidiaries. We manage our currency risk through our hedging program using forecasts of future cash flows and balance sheet exposures denominated in foreign currencies.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

Our major currency exposures at September 30, 2013 are summarized in U.S. dollar equivalents in the following table. We have included in this table only those items that we classify as financial assets or liabilities and which were denominated in non-functional currencies. In accordance with the financial instruments standard, we have excluded items such as pension and non-pension post-employment benefits and income taxes. The local currency amounts have been converted to U.S. dollar equivalents using the spot rates at September 30, 2013.

	Canadian dollar	Malaysian ringgit	Thai baht
Cash and cash equivalents	$1.6	$1.1	$1.1
Account receivable and other financial assets	6.0	0.7	0.3
Accounts payable and certain accrued and other liabilities and provisions	(35.7)	(16.9)	(21.6)
Net financial liabilities	$(28.1)	$(15.1)	$(20.2)

Foreign currency risk sensitivity analysis:

The financial impact of a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies is summarized in the following table as at September 30, 2013. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts.

	Canadian dollar	Malaysian ringgit	Thai baht
	Increase (decrease)
1% Strengthening
Net earnings	$1.6	$—	$(0.1)
Other comprehensive income	0.9	0.5	1.2
1% Weakening
Net earnings	(1.6)	—	0.1
Other comprehensive income	(0.9)	(0.5)	(1.2)

At September 30, 2013, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$287.1	$0.96	15	$2.5
Thai baht	135.8	0.03	15	(2.3)
Malaysian ringgit	94.6	0.31	15	(2.7)
Mexican peso	41.8	0.08	12	(0.6)
British pound	72.6	1.60	4	(1.3)
Chinese renminbi	64.8	0.16	12	0.3
Euro	15.5	1.30	4	0.1
Romanian leu	15.6	0.30	12	0.3
Singapore dollar	14.3	0.80	12	—
Other	12.2	—	4	—
Total	$754.3			$(3.7)

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

At September 30, 2013, the fair value of these contracts was a net unrealized loss of $3.7 (December 31, 2012 — net unrealized gain of $4.2). Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in other comprehensive income until the expenses or items being hedged are recognized in our consolidated statement of operations. Any hedge ineffectiveness, which at September 30, 2013 was not significant, is recognized immediately in our consolidated statement of operations. At September 30, 2013, we recorded $4.2 of derivative assets in other current assets and $7.9 of derivative liabilities in accrued and other current liabilities and other non-current liabilities. The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

12.          CONTINGENCIES

Litigation

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our results of operations, financial position or liquidity.

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers, in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. On October 14, 2010, the District Court granted the defendants’ motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of its claims against us, and our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court’s dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. The parties are currently engaged in the discovery process. Parallel class proceedings, including a claim issued in October 2011, remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants’ motion to strike, but dismissed the defendants’ limitation period argument. The defendants appealed the limitation period issue and the Court of Appeal’s decision is pending. The court has not granted leave nor certification of any Ontario actions. We believe the allegations in the claims are without merit and we intend to continue to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claims. As the matter is ongoing, we cannot predict its duration or resources required. We have liability insurance coverage that may cover some of our litigation expenses, and potential judgments or settlement costs.

Income taxes

We are subject to increased scrutiny in tax audits and reviews globally by various tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

Tax authorities in Canada have taken the position that income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions, and have imposed limitations on benefits associated with favorable adjustments arising from inter-company transactions and other adjustments. We are in the process of appealing this decision with the Canadian tax authorities and will also seek assistance from the relevant Competent Authorities to obtain relief from double taxation in resolving the transfer pricing matter under

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

relevant treaty principles. We will be required to provide security estimated to be in the range of $25 million to $30 million Canadian dollars (approximately $24 to $29 at current exchange rates) in the form of cash deposits or letters of credit to the tax authorities in connection with the appeals. If tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges associated with the proposed limitations of the favorable adjustments could be approximately $41 million Canadian dollars (approximately $40 at current exchange rates).

Canadian tax authorities have taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses. If tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges could be approximately $31 million Canadian dollars (approximately $30 at current exchange rates). We have appealed this decision with the Canadian tax authorities and have on deposit the requisite security with the tax authorities in order to proceed with the appeal. We believe that our asserted position is appropriate and would be sustained upon full examination by the tax authorities and, if necessary, upon consideration by the judicial courts. Our position is supported by our Canadian legal tax advisors.

Tax authorities in Brazil had taken the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions. In 2011 and 2012, we received favorable Administrative Court decisions that were largely consistent with our original filing position. In June 2013, we received the official report affirming the Higher Administrative Court’s favorable decision and notification of the extinguishment of the proceeding. We did not previously accrue for any potential adverse tax impact for the 2004 tax audit and this matter is now closed. However, Brazilian tax authorities are not precluded from taking similar positions in any future audits with respect to these types of transactions.

We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, we believe that our interpretation of applicable Brazilian law will be sustained upon full examination by the Brazilian tax authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal tax advisors.  An adverse change to the benefit realizable on these Brazilian losses could increase our net deferred tax liabilities by approximately 42 million Brazilian reais (approximately $19 at current exchange rates).

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in our owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings. If these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts currently accrued.